Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED

ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN MICHAEL FEENEY

Date of last notice	1 July 2008
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Group Deferred Tax Director and Employee Share Plan.

Date of change	30 September 2008

No. of securities held prior to change	1 ordinary share (direct); and 25,503 ordinary shares (indirect) held by John Michael Feeney and Roslyn Loring Feeney, as trustees of the JM Feeney Super Fund, an associate of the Director; and 230 ordinary shares (indirect) held by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Group Deferred Tax Director and Employee Share Plan.

Class	Ordinary

+	See chapter 19 for defined terms.
Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Number acquired	163

Number disposed	Nil

Value/Consideration	$4,564
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	1 ordinary share (direct) and 25,896 ordinary shares (indirect)

Nature of change	Participation in Non-Executive Directors Share Plan (on-market trade).
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil

Nature of interest

Name of registered holder
(if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.
Appendix 3Y Page 2